Exhibit 99.1

ReneSola Forms Strategic Partnership for China DG Project Development

Shanghai, China, May 2, 2018 – ReneSola Ltd (“ReneSola” or “the Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced an equity investment agreement with a strategic investor (the “Investor”). The Investor will invest RMB 200 million in cash to acquire 40.13% of Zhejiang ReneSola Investment Limited, the Company’s subsidiary that holds the Company’s distributed generation projects in China. The investment closed on May 2, 2018.

Mr. Xianshou Li, ReneSola's Chief Executive Officer, commented, “This strategic investment provides an important capital infusion enabling us to execute our downstream project development plan in China. We believe that bringing in a strategic investor not only validates the quality of our DG project pipelines, but also creates significant synergies between both parties and enhances market confidence. We are confident that our DG project development in China will continue to drive our growth in 2018 and beyond.”

The Company currently has over 187 MW of DG projects under operation, concentrated in a handful of eastern provinces with friendly business environments for DG project development, including Zhejiang, Shanghai and Jiangsu provinces. The provinces in which Renesola operates are the most developed regions in China, with a low risk of subsidy delay or curtailment. The Company anticipates owning 350 to 400 MW of DG projects in China by the end of 2018.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com